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SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 981)

GRANT OF OPTIONS

This announcement is made pursuant to Rule 17.06A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) (the “Listing Rules”).

Semiconductor Manufacturing International Corporation (the “Company”) announces that on 6 September 2013, an aggregate of 31,163,664 share options (“Options”) to subscribe for ordinary shares of par value US$0.0004 each in the capital of the Company (the “Shares”) were conditionally granted, subject to acceptance of the grantees and compliance with applicable laws and regulations, under its 2004 Stock Option Plan adopted on 18 March 2004 (the “Share Option Scheme”). If any grant of the Options as detailed below has not been accepted by any particular grantee or is not otherwise in compliance with any applicable laws and regulations, such grant in respect of the particular grantee would not proceed or be effective for legal and regulatory purposes. The following are the details of the Options granted:

Date of Grant:	6 September 2013
Exercise price of the Options
HK$ 0.562 per Share
(being the higher of (a) the
closing market price of the
Shares on the Stock Exchange as
stated in the daily quotation
sheet of the Stock Exchange (the
“Closing Price”) on 6 September
2013, being HK$ 0.560 and (b)
the average Closing Price for
the period from 30 August 2013
to 5 September 2013 (both days
inclusive), being HK$ 0.562)

Number of Options granted:	31,163,664 Options
Closing price of the Shares on the date of grant:	HK$ 0.560 per Share
Validity period of the Options:	The Options are valid for a period of 10 years commencing on 6 September 2013, subject to earlier termination as provided under the Share Option Scheme and applicable award documents.

The Options were conditionally granted to one director of the Company, subject to acceptance of the grantees and compliance with applicable laws and regulations, with details as follows:

Name of Director	Position	Number of Options
Lawrence Juen-Yee Lau	Non-executive Directors	4,492,297
William Tudor Brown	Independent Non-Executive Director	4,492,297

Semiconductor Manufacturing International Corporation
Dr. Tzu-Yin Chiu
Chief Executive Officer
Executive Director

Shanghai, PRC
9 September 2013

As at the date of this announcement, the directors of the Company are:

Executive Directors
Zhang Wenyi (Chairman)
Tzu-Yin Chiu (Chief Executive Officer)
Gao Yonggang

Non-executive Directors
Chen Shanzhi
Lawrence Juen-Yee Lau (Datong Chen as his Alternate)
Zhou Jie

Independent Non-executive Directors
William Tudor Brown
Sean Maloney
Frank Meng
Lip-Bu Tan